Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the First Half Year and the Second Quarter Ended December 31, 2015

First Half Year of Fiscal Year 2016 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $64.1 million, an increase of 26.3% compared to the comparable prior year period.
•	Total revenues were $277.9 million, an increase of 2.5% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 39.6%, compared to 38.9% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $1.06, an increase of 23.3% compared to the comparable prior year period.
•	Net cash provided by operating activities was $53.6 million for the current period.
•	DSO of 158 days, compared to 192 days for the comparable prior year period.
•	Inventory turnover days of 38 days, compared to 48 days from the comparable prior year period.

Second Quarter of Fiscal Year 2016 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $36.8 million, an increase of 56.0% compared to the comparable prior year period.
•	Total revenues were $152.8 million, an increase of 17.3% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 39.8%, compared to 38.3% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $0.61, an increase of 52.5% compared to the comparable prior year period.
•	Net cash provided by operating activities was $46.7 million for the current quarter.
•	DSO of 138 days, compared to 206 days for the comparable prior year period.
•	Inventory turnover days of 34 days, compared to 52 days for the comparable prior year period.

Beijing, China – Feb 4, 2016 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2016 second quarter ended on December 31, 2015 (see attached tables). The management of Hollysys, stated:

“During this quarter, industrial automation business has being affected by weak external environment, with particular impacts on process control sector that we have not seen the recovery sign from the market. However, despite of challenging conditions, our strategy of developing after sales and services is proven successful which continuously taking larger percentage of our revenue. Besides, giving the new construction projects in the near future would be lack of sustainable, we have already focused on reconstruction or upgrading opportunities as supplement through sign maintenance and service contracts to lock potential customers, helping them to improve efficiency and saving the costs. Breaking down in industries, power is maintaining stable, we have taken several numbers of high level generator units, and signed large contract such as Jiujiang Shenhua 2X1052MW power units which are the highest level units in coal-fire power industry. While petro-chemical is still weak, the same as metallurgy and building materials. Overall speaking, we have to say that external environment brings large impact to our industrial automation business, but we will adjust ourselves through better internal management and control such as to insist keeping gross margin for long-term health development within industrial automation to better cope with this situation and try our best to gradually recover the business.

Hollysys Automation Technologies, Ltd February 4, 2016	Page 1

In high-speed railway, we signed a large contract to provide Automatic Train Protection (ATP) equipment and system to China Railways Corporation. We are quite confident of the steady high-speed rail revenue and backlog performance. As China is continuously investing a certain scale on supporting high-speed railway sector for the next five years, we will still benefit from the policy of 13th five-year-plan. Furthermore, we are also working to expand our rail new products & technologies such as track circuit which would make potential revenue contribution in the near future.

For subway business, we have signed quite a few SCADA contracts in the recent quarters and seeking opportunities to work with more local transportation bureaus. We will continue to deliver quality works and work closely with subway authorities in the future to build up our SCADA and subway signaling businesses both in China and abroad.

In the mechanical and electrical solution segment, seasonal lumpiness affected sector’s performance in the short term. However, we are unshakable to penetrate Southeast Asia and Middle East markets and make progress on delayed projects. We also actively communicate with local customers to discuss new project opportunities and even seek business partners for further cooperation.

At last, for extending international business, we have recruited local engineers to support our overseas team. With our proprietary technologies and products, industry expertise and customer resources, we will continue to make exciting development and achievements in both industrial and rail transportation fields, and create value for our shareholders.”

Hollysys Automation Technologies, Ltd February 4, 2016	Page 2

First Half Year and the Second Quarter Ended December 31, 2015 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

(In USD thousands except for number of shares and per share data)

	Three months ended			Six months ended
	Dec 31, 2015	Dec 31, 2014	% Change	Dec 31, 2015	Dec 31, 2014	% Change

Revenues	$152,773	130,296	17.3%	$277,864	270,960	2.5%
Integrated contract revenue	$134,159	119,014	12.7%	$245,172	247,505	(0.9)%
Products sales	$15,393	10,304	49.4%	$26,835	19,185	39.9%
Service rendered	$3,221	978	229.3%	$5,857	4,270	37.2%
Cost of revenues	$91,964	80,450	14.3%	$167,875	165,424	1.5%
Gross profit	$60,809	49,846	22.0%	$109,989	105,536	4.2%
Total operating expenses	$19,151	27,762	(31.0)%	$37,305	46,277	(19.4)%
Selling	$7,096	7,203	(1.5)%	$13,720	13,975	(1.8)%
General and administrative	$10,836	15,466	(29.9)%	$19,752	24,780	(20.3)%
Research and development	$11,890	10,109	17.6%	$19,600	18,893	3.7%
VAT refunds and government subsidies	$(10,671)	(5,016)	112.7%	$(15,767)	(11,371)	38.7%
Income from operations	$41,658	22,084	88.6%	$72,684	59,259	22.7%
Other income, net	$1,391	713	95.1%	$1,777	1,269	40.0%
Foreign exchange (losses) gains	$(850)	30	(2933.3)%	$(814)	(668)	21.9%
Share of net (losses) income of equity investees	$(217)	24	(1004.2)%	$77	(2,487)	(103.1)%
Dividend income from cost investees	$-	248	(100.0)%	$-	248	(100.0)%
Interest income	$1,102	857	28.6%	$2,839	1,712	65.8%
Interest expenses	$(384)	(336)	14.3%	$(753)	(666)	13.1%
Income tax expenses (credit)	$5,128	(282)	(1918.4)%	$9,783	7,133	37.2%
Net income attributable to noncontrolling interests	$785	325	141.5%	$1,940	800	142.5%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$36,787	23,577	56.0%	$64,087	50,734	26.3%
Non-GAAP basic EPS	$0.62	0.40	55.0%	$1.08	0.87	24.1%
Non-GAAP diluted EPS	$0.61	0.40	52.5%	$1.06	0.86	23.3%

Share-based compensation expenses	$1,243	466	166.7%	$2,137	931	129.5%
Amortization of acquired intangible assets	$230	1,535	(85.0)%	$487	3,431	(85.8)%
Fair value adjustments of acquisition-related incentive share contingent consideration	$2,366	2,389	(4.2)%	$(1,745)	(117)	1391.5%
Fair value adjustments of acquisition-related cash contingent consideration	$-	-	-	$-	201	(100.0)%
Fair value adjustments of a bifurcated derivative	$-	81	(100.0)%	-	81	(100.0)%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$32,948	19,106	72.4%	$63,208	46,207	36.8%
GAAP basic EPS	$0.56	0.33	69.7%	$1.07	0.79	35.4%
GAAP diluted EPS	$0.55	0.32	71.9%	$1.05	0.78	34.6%

Basic weighted average common shares outstanding	59,071,520	58,271,021	1.4%	59,069,316	58,267,994	1.4%
Diluted weighted average common shares outstanding	60,619,909	59,157,335	2.5%	60,632,435	59,129,245	2.5%

Operational Results Analysis for the Second Quarter Ended December 31, 2015

Comparing to the second quarter of the prior fiscal year, the total revenues for the three months ended December 31, 2015 increased from $130.3 million to $152.8 million, representing an increase of 17.3%. Broken down by the revenue types, integrated contracts revenue increased by 12.7% to $134.2 million, products sales revenue increased by 49.4% to $15.4 million, and services revenue increased by 229.3% to $3.2 million.

Hollysys Automation Technologies, Ltd February 4, 2016	Page 3

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)

	Three months ended Dec 31,				Six months ended Dec 31,
	2015		2014		2015		2014
	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	54,276	35.5%	56,798	43.6%	103,743	37.3%	113,942	42.0%
Rail Transportation	63,878	41.8%	33,631	25.8%	118,209	42.6%	74,453	27.5%
Mechanical and Electrical Solutions	29,710	19.4%	36,944	28.4%	45,268	16.3%	76,990	28.4%
Miscellaneous	4,909	3.3%	2,923	2.2%	10,644	3.8%	5,575	2.1%
Total	152,773	100.0%	130,296	100.0%	277,864	100.0%	270,960	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 39.8% for the three months ended December 31, 2015, as compared to 38.3% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 37.2%, 57.4% and 65.2% for the three months ended December 31, 2015, as compared to 35.7%, 63.7% and 80.4% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 39.7% for the three months ended December 31, 2015, as compared to 37.1% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 37.0%, 57.4% and 65.2% for the three months ended December 31, 2015, as compared to 34.4%, 63.7% and 80.5% for the same period of the prior year respectively.

Selling expenses were $7.1 million for the three months ended December 31, 2015, representing a decrease of $0.1 million or 1.5% compared to $7.2 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 4.6% and 5.5% for the three months ended December 31, 2015, and 2014, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $10.8 million for the quarter ended December 31, 2015, representing a decrease of 4.6 million, or 29.9%, as compared to $15.5 million for the same period of the prior year. The decrease was mainly due to the decrease of $2.1 million in bad debt expenses. Presented as a percentage of total revenues, non-GAAP G&A expenses were 7.1% and 11.9% for quarters ended December 31, 2015 and 2014 respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $12.1 million and $15.9 million for the three months ended December 31, 2015 and 2014, respectively.

Research and development expenses were $11.9 million for the three months ended December 31, 2015, an increase of $1.8 million or 17.6% compared to $10.1 million for the same quarter of the prior year. Presented as a percentage of total revenues, R&D expenses were 7.8% and 7.8% for the quarter ended December 31, 2015 and 2014, respectively.

Hollysys Automation Technologies, Ltd February 4, 2016	Page 4

The VAT refunds and government subsidies were $10.7 million for three months ended December 31, 2015, as compared to $5.0 million for the same period in the prior year, representing a $5.7 million or 112.7% increase which primarily due to the increase of the VAT refunds of $6.1 million.

The income tax expenses and the effective tax rate were $5.1 million and 13.2% for the three months ended December 31, 2015, as compared to a $(0.3) million and (1.5)% for comparable prior year period. When excluding the impact of non-GAAP adjustments on the income before income taxes, the effective tax rate would have been 12.0% for the current quarter and (1.2)% for the comparable prior year period. During the second quarter ended December 31, 2014, Beijing Hollysys & Hangzhou Hollysys were certified as HNTE effective for three years from January 1, 2014 to December 31, 2016, and are applied to the preferential EIT rate of 15%; and Beijing Hollysys and Hangzhou Hollysys accordingly recalculated the tax expenses accrual for calendar year 2014, based on the newly applied EIT rate of 15%, instead of 25%. Excluding the impact of the accrual adjustment, the effective tax rate for the three months ended December 31, 2014 was 15.2%.

The non-GAAP net income attributable to Hollysys, which excludes non-cash share-based compensation expenses, amortization of acquired intangibles and acquisition-related consideration fair value adjustments was $36.8 million or $0.61 per diluted share based on 60.6 million shares outstanding for the three months ended December 31, 2015. This represents a 56.0% increase over the $23.6 million or $0.40 per share based on 59.2 million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $32.9 million or $0.55 per diluted share representing an increase of 72.4% over the $19.1 million or $0.32 per diluted share reported in the comparable prior year period.

Integrated Contracts Backlog Highlights

Hollysys’ backlog for integrated contracts as of December 31, 2015 was $527.0 million, representing an increase of 7.5% compared to $490.4 million as of September 30, 2015, and an increase of 21.5% compared to $433.7 million as of December 31, 2014. The detailed breakdown of the backlog for integrated contracts by segments is shown below:

(In USD thousands)			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2015/12/31		2015/9/30			2014/12/31
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation	105,805	20.1%	127,270	26.0%	(16.9%)	139,310	32.1%	(24.1%)
Rail Transportation	301,571	57.2%	245,280	50.0%	22.9%	219,680	50.7%	37.3%
Mechanical and Electrical Solutions	119,617	22.7%	117,800	24.0%	1.5%	74,710	17.2%	60.1%
Total	526,993	100.0%	490,350	100.0%	7.5%	433,700	100.0%	21.5%

Hollysys Automation Technologies, Ltd February 4, 2016	Page 5

Cash Flow Highlights

For the three months ended December 31, 2015, the total net cash outflow was $1.8 million. The net cash provided by operating activities was $46.7 million. The net cash used in investing activities was $45.5 million, mainly consisted of $47.2 million placed as time deposits with original maturities over three months in banks. The net cash provided by financing activities was $0.4 million.

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $275.6 million, $234.9 million, and $215.8 million as of December 31, September 30, 2015 and December 31, 2014, respectively. As of December 31, 2015, the company held $188.7 million in cash and cash equivalents and $86.9 million in time deposits with original maturities over three months.

For the three months ended December 31, 2015, Days Sales Outstanding (“DSO”) was 138 days, as compared to 206 days for the comparable prior year period and 179 days for the last quarter; and inventory turnover was 34 days, as compared to 52 days for the comparable prior year period and 42 days for the last quarter.

Outlook for FY 2016

The management concluded, “Given our strong backlog currently on-hand and sales pipeline envisioned so far, we reiterate our guidance for fiscal year 2016 with revenue in the range of $565 million to $600 million and non-GAAP net income in the range of $110 million to $120 million.”

Conference Call

The Company will host a conference call at 8:00 p.m. U.S. Eastern Time on February 3, 2016 / 9:00 a.m. Beijing Time on February 4, 2016, to discuss the financial results for the fiscal year 2016 second quarter ended December 31, 2015 and business outlook.

To participate, please call the following numbers ten minutes before the scheduled start of the call. The conference call identification number is 2220095.

4001-200-539	(China)
0080 161 5189	(Taiwan)
+1-855-298-3404	(United States)
+1 631 5142 526	(US - New York)
0800 916 599	(France)
0800 1899 399	(Germany)
0800 837 001	(Switzerland)
1800 801 825	(Australia)
800-905-927	(Hong Kong)
+852-5808-3202	(Hong Kong)
0800-015-9725	(United Kingdom)
+44(0)20 3078 7622	(United Kingdom - London)
800-616-3222	(Singapore)
+65 6823 2299	(Singapore/International)

Hollysys Automation Technologies, Ltd February 4, 2016	Page 6

In addition, a recording of the conference call will be accessible within 48 hours via Hollysys' website at: http://ir.hollysys.com/ or http://hollysys.investorroom.com

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,600 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 6,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power plant automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Hollysys Automation Technologies, Ltd February 4, 2016	Page 7

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com
+86-10-5898-1386
investors@hollysys.com

Hollysys Automation Technologies, Ltd February 4, 2016	Page 8

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended December 31,		Six months ended December 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues
Integrated contract revenue	$134,159	$119,014	$245,172	$247,505
Products sales	15,393	10,304	26,835	19,185
Revenue from service	3,221	978	5,857	4,270
Total revenues	152,773	130,296	277,864	270,960

Costs of integrated contracts	84,520	78,058	154,349	161,818
Costs of products sold	6,554	3,736	11,982	5,583
Costs of services rendered	1,120	191	2,031	1,454
Gross profit	60,579	48,311	109,502	102,105

Operating expenses
Selling	7,096	7,203	13,720	13,975
General and administrative	12,079	15,932	21,889	25,711
Research and development	11,890	10,109	19,600	18,893
VAT refunds and government subsidies	(10,671)	(5,016)	(15,767)	(11,371)
Total operating expenses	20,394	28,228	39,442	47,208

Income from operations	40,185	20,083	70,060	54,897

Other (expenses) income, net	(975)	(1,676)	3,522	1,386
Foreign exchange (losses) gains	(850)	30	(814)	(668)
Share of net (losses) income of equity investees	(217)	24	77	(2,487)
Dividend income from cost investees	-	248	-	248
Interest income	1,102	857	2,839	1,712
Interest expenses	(384)	(417)	(753)	(948)
Income before income taxes	38,861	19,149	74,931	54,140

Income taxes expenses (credit)	5,128	(282)	9,783	7,133
Net income	33,733	19,431	65,148	47,007

Net income attributable to noncontrolling interests	785	325	1,940	800
Net income attributable to Hollysys Automation Technologies Ltd.	$32,948	$19,106	$63,208	$46,207

Other comprehensive income, net of tax of nil
Translation adjustments	(9,250)	(55)	(38,705)	(1,986)
Comprehensive income	24,483	19,376	26,443	45,021

Comprehensive income (losses) attributable to noncontrolling interests	818	(119)	1,706	357
Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$23,665	$19,495	$24,737	$44,664

Net income per ordinary share:
Basic	0.56	0.33	1.07	0.79
Diluted	0.55	0.32	1.05	0.78
Weighted average ordinary shares used in income per share computation:
Basic	59,071,520	58,271,021	59,069,316	58,267,994
Diluted	60,619,909	59,157,335	60,632,435	59,129,245

Hollysys Automation Technologies, Ltd February 4, 2016	Page 9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	Dec 31,	Sep 30,
	2015	2015
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$188,683	$190,475
Time deposits with maturities over three months	86,950	44,394
Restricted cash	27,113	24,418
Accounts receivable, net of allowance for doubtful accounts of $39,244 and $34,259 as of December 31,2015 and September 30, 2015, respectively	234,251	234,873
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $5,774 and $9,052 as of December 31, 2015 and September 30, 2015, respectively	167,626	185,603
Other receivables, net of allowance for doubtful accounts of $739 and $696 as of December 31, 2015 and September 30, 2015, respectively	15,882	13,481
Advances to suppliers	10,302	19,386
Amounts due from related parties	32,213	37,377
Inventories	35,505	34,815
Prepaid expenses	676	460
Income tax recoverable	257	784
Deferred tax assets	3,871	3,470
Total current assets	803,329	789,536

Restricted cash	3,713	3,735
Prepaid expenses	12	12
Property, plant and equipment, net	78,357	77,126
Prepaid land leases	10,820	10,948
Acquired intangible assets, net	1,131	1,350
Investments in equity investees	11,360	12,386
Investments in cost investees	4,204	4,290
Goodwill	57,100	56,643
Deferred tax assets	2,791	2,249

Total assets	972,817	958,275

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	2,872	2,462
Current portion of long-term loans	11,880	11,695
Accounts payable	109,392	104,021
Construction costs payable	1,112	1,082
Deferred revenue	108,627	130,738
Accrued payroll and related expenses	15,160	12,677
Income tax payable	3,638	4,800
Warranty liabilities	7,448	7,313
Other tax payables	21,527	23,763
Accrued liabilities	30,581	27,398
Amounts due to related parties	1,405	1,687
Deferred tax liabilities	8,561	8,330
Current portion of acquisition-related consideration	-	10,970
Total current liabilities	322,203	346,936

Long-term loans	20,402	20,524
Deferred tax liabilities	64	68
Long-term warranty liabilities	2,846	2,507

Total liabilities	345,515	370,035

Commitments and contingencies	-	-

Equity
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 58,998,599 and 58,358,521 shares issued and outstanding as of December 31, 2015 and September 30, 2015, respectively	59	58
Additional paid-in capital	208,241	193,663
Statutory reserves	30,299	30,248
Retained earnings	381,598	348,700
Accumulated other comprehensive income	-886	8,398
Total Hollysys Automation Technologies Ltd. stockholder’s equity	619,311	581,067

Noncontrolling interests	7,991	7,173
Total equity	627,302	588,240

Total liabilities and equity	$972,817	$958,275

Hollysys Automation Technologies, Ltd February 4, 2016	Page 10

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands)

	Three months ended Dec 31, 2015	Six months ended Dec 31, 2015
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$33,733	$65,148
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,366	3,283
Amortization of prepaid land leases	83	132
Amortization of intangible assets	231	489
Allowance for doubtful accounts	2,897	4,874
Losses on disposal of property, plant and equipment	(95)	305
Share of net losses (income) from equity investees	217	(77)
Share-based compensation expenses	1,243	2,137
Deferred income tax expenses	(743)	1,604
Acquisition-related consideration adjustments	2,366	(1,745)
Accretion of convertible notes discount	57	115
Changes in operating assets and liabilities:
Accounts receivable	(7,499)	(3,276)
Costs and estimated earnings in excess of billings	19,179	(9,330)
Inventories	(1,388)	(2,894)
Advances to suppliers	8,995	4,205
Other receivables	(2,667)	(4,353)
Deposits and other assets	(3,255)	(3,353)
Due from related parties	4,530	4,712
Accounts payable	5,766	10,135
Deferred revenue	(20,473)	(22,561)
Accruals and other payable	4,429	2,653
Due to related parties	156	198
Income tax payable	(558)	(1,500)
Other tax payables	(1,885)	2,660
Net cash provided by operating activities	46,685	53,561

Cash flows from investing activities:
Time deposits with original maturities over three months placed with banks	(47,210)	(60,860)
Purchases of property, plant and equipment	(1,335)	(3,271)
Proceeds from disposal of property, plant and equipment	-	1
Maturity of time deposits with original maturities over three months	3,055	20,254
Net cash used in investing activities	(45,490)	(43,876)

Cash flows from financing activities:
Proceeds from short-term bank loans	404	3,221
Repayments of short-term bank loans	-	(16,378)
Proceeds from long-term bank loans	1,929	2,296
Repayments of long-term bank loans	(1,975)	(4,194)
Net cash provided by (used in) financing activities	358	(15,055)

Effect of foreign exchange rate changes	(3,345)	(13,781)
Net decrease in cash and cash equivalents	$(1,792)	$(19,151)

Cash and cash equivalents, beginning of period	$190,475	$207,834
Cash and cash equivalents, end of period	188,683	188,683

Hollysys Automation Technologies, Ltd February 4, 2016	Page 11

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, fair value adjustments of acquisition-related consideration, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

(In USD thousands except for number of shares and per share data)

	Three months ended		Six months ended
	Dec 31,		Dec 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of integrated contracts	$84,520	$78,058	$154,349	$161,818
Less: Amortization of acquired intangible assets	230	1,535	487	3,431
Non-GAAP cost of integrated contracts	$84,290	$76,523	$153,862	$158,387

General and administrative expenses	$12,079	$15,932	$21,889	$25,711
Less: Share-based compensation expenses	1,243	466	2,137	931
Non-GAAP general and administrative expenses	$10,836	$15,466	$19,752	$24,780

Other (expenses) income, net	$(975)	$(1,676)	$3,522	$1,386
Add: Fair value adjustments of acquisition-related incentive share contingent consideration	2,366	2,389	(1,745)	(117)
Non-GAAP other income, net	$1,391	$713	$1,777	$1,269

Interest expenses	$(384)	$(417)	$(753)	$(948)
Add:
Fair value adjustments of acquisition-related cash contingent consideration	-	-	-	201
Fair value adjustments of a bifurcated derivative	-	81	-	81
Non-GAAP interest expenses	$(384)	$(336)	$(753)	$(666)

Net income attributable to Hollysys Automation Technologies Ltd.	$32,948	$19,106	$63,208	$46,207
Add:
Share-based compensation expenses	1,243	466	2,137	931
Amortization of acquired intangible assets	230	1,535	487	3,431
Fair value adjustments of acquisition-related consideration	2,366	2,389	(1,745)	84
Fair value adjustments of a bifurcated derivative	-	81	-	81

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$36,787	$23,577	$64,087	$50,734

Weighted average number of basic ordinary shares	59,071,520	58,271,021	59,069,316	58,267,994
Weighted average number of diluted ordinary shares	60,619,909	59,157,335	60,632,435	59,129,245
Non-GAAP basic earnings per share	$0.62	$0.40	$1.08	$0.87
Non-GAAP diluted earnings per share	$0.61	$0.40	$1.06	$0.86